Item 24 Exhibit 4. v.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

Springfield, MA 01111-0001

NURSING HOME AND HOSPITAL WITHDRAWAL BENEFIT RIDER

(for Waiver of Contingent Deferred Sales Charge)

This Nursing Home and Hospital Withdrawal Benefit Rider allows you to make withdrawals under the Contract during the Accumulation Phase without a Contingent Deferred Sales Charge (CDSC) being imposed. This rider modifies the Contract to which it is attached. The Eligibility Date for Waiver of Contingent Deferred Sales Charge shown on the Contract Schedule is the first date that this rider may be exercised. In case of a conflict with any provision in the Contract, the provisions of this rider will control.

You may submit a Written Request to our Service Center to exercise the Nursing Home and Hospital Withdrawal Benefit during the Accumulation Phase. No CDSC will be deducted for any withdrawal of Contract Value made after your admission to a Licensed Nursing Care Facility or Accredited Hospital, subject to all of the following qualifying conditions:

1.	For purposes of this rider, you are not confined in a Licensed Nursing Care Facility or Accredited Hospital on the Issue Date shown on the Contract Schedule.

2.

Each Written Request for a withdrawal is made on or after the Eligibility Date for Waiver of Contingent Deferred Sales Charge shown on the Contract Schedule, which is one (1) year after the Issue Date of the Contract.

3.

Each Written Request for a withdrawal is made while you are presently confined in a Licensed Nursing Care Facility and/or Accredited Hospital for a consecutive period of at least ninety (90) calendar days.

4.	The confinement must be prescribed by a state licensed medical practitioner performing within the scope of his/her license.

5.	Each Written Request for a withdrawal is accompanied by proof satisfactory to us that you meet the qualifying conditions above.

A Licensed Nursing Care Facility is an institution licensed by the state in which it is located to provide skilled nursing care, intermediate nursing care, or custodial nursing care. An Accredited Hospital is a hospital licensed, or recognized as a general hospital, by the state in which it is located or by the Joint Commission on the Accreditation of Hospitals, or its successors.

If we determine that your Written Request for a withdrawal free of CDSC does not meet the qualifying conditions, we will provide a Written Notice of such determination. We will not proceed with your Written Request for a withdrawal until we receive notification from you that you accept or reject the withdrawal including the CDSC assessed. If you do not accept the withdrawal including the CDSC, the withdrawal request will not be processed. If you do accept the withdrawal including the CDSC, we will process it on the Business Day you notify us of your acceptance.

The Contract Value will be determined as of the Business Day we receive satisfactory proof that the qualifying conditions have been met.

ICC15-MM-NHB.1	[08-15]

For purposes of determining eligibility for this benefit, if the Contract is owned by a non-natural person, the determination is based on an annuitant’s admission to a Licensed Nursing Care Facility or Accredited Hospital subject to the qualifying conditions listed earlier in this rider.

Signed for Massachusetts Mutual Life Insurance Company by:

[/s/ Pia Flanagan]	[/s/ Roger W. Crandall]

[SECRETARY]	[PRESIDENT]

ICC15-MM-NHB.1	1	[08-15]
[page break]